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                              June 16, 2020

       Zhenyu Wu
       Chief Financial Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 8,
2020
                                                            CIK 0001781397

       Dear Mr. Wu:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Direct Registration Statement on Form F-1

       Enforceability of Civil Liabilities, page 72

   1. We note your disclosure on page 72 that states "[s]ubstantially all of our assets are located outside the United
States." We also note your disclosure on page 7 that states "[a]ll of the assets owned by the
Company are located in the U.S." and your disclosure on page F-8 that states "[a]s of
September 30, 2019 and 2018, substantially all of the Company's cash and cash equivalents
were held in major financial institutions located in the US." Please amend your disclosure
to reconcile this inconsistency.
 Zhenyu Wu
FirstName LastNameZhenyu Wu Ltd
Elite Education Group International
Comapany NameElite Education Group International Ltd
June 16, 2020
Page 2
June 16, 2020 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      F. Alec Orudjev, Esq.